Room 4561

December 7, 2006

Mr. S. Bradford Antle
President and Chief Executive Officer
SI International Inc.
12012 Sunset Hills Road
Reston, Virginia 20190

Re: **SI International Inc.**
        Registration Statement on Form S-3 filed November 14, 2006
        File No. 333-138689

        Forms 10-Q for the quarters ended July 1 and September 30, 2006
        File No. 0-50080

Dear Mr. Antle:

This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Exhibit 5.1

1.   We note counsel's opinion with respect to the prospective valid and binding obligations of the guarantors with respect to any prospective guarantees. You have identified on the facing page of your registration statement the co-registrants and guarantors of any prospective guarantee obligation in connection with certain debt securities that may be

offered. Eight guarantors are not Delaware corporations. Counsel's opinion, however, has been limited to the General Corporation Law of the State of Delaware. Accordingly, there does not appear to be a valid opinion pursuant to the requirements of Item 601(b)(5)(i) of Regulation S-K with respect to your guarantors that are not Delaware corporations. Please file valid legal opinions with respect to such guarantors.

2.   We note that counsel has limited their opinion to, among other things, the General Corporation Law of the State of Delaware. Please confirm to us in writing that such reference to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Forms 10-Q for the Quarters Ended July 1 and September 30, 2006

Item 4. Controls and Procedures.

3.   We note your disclosure that "there were no significant changes in the Company's internal control over financial reporting" during the fiscal quarter. Please note that Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please advise us of any changes to your internal control over financial reporting during quarters ended July 1 and September 30, 2006. Please also confirm to us that you will consider this comment in preparing future periodic reports. We note that your Forms 10-K and 10-Q for the year ended December 31, 2005 and quarter ended April 1, 2006, respectively, set forth the necessary disclosure pursuant to Item 308(c).

*   *   *   *

As appropriate, please amend your filing in response to these comments. Please respond to our comment relating to your periodic reports within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Lawrence T. Yanowitch, Esq.
        Charles W. Katz, Esq.
        Morrison & Foerster LLP
        1650 Tysons Boulevard
        McLean, Virginia 22102
        Telephone: (703) 760-7700
        Facsimile: (703) 760-7777